U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022.

Commission File Number: 001-39566

GoldMining Inc.

(Translation of registrant's name into English)

Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

EXHIBITS 99.1 AND 99.2, INCLUDED WITH THIS REPORT, ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-255705), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit Number	Description

99.1	Condensed consolidated interim financial statements for the three and nine months ended August 31, 2022 and 2021 (unaudited).
99.2	Management’s discussion and analysis for the three and nine months ended August 31, 2022.
99.3	Certification of interim filings – CEO, dated October 14, 2022.
99.4	Certification of interim filings – CFO, dated October 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDMINING INC.

By:	/s/ Pat Obara
Pat Obara
Chief Financial Officer

Date:	October 14, 2022